Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

November 12, 2024

Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re:	Index Strategies For Prudential FlexGuard® Life IVUL submission Pruco Life Insurance Company Pruco Life Variable Universal Account Registration No. 333-281814

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s oral comments received via telephone on October 31, 2024 and November 1, 2024 with respect to the Registration Statement noted above. The Staff’s comments and our proposed responses are as follows:

COVER PAGE

1.In the first sentence of the second paragraph, please delete the phrase “several of which offer multiple options” or add disclosure to clarify what is meant by “multiple options”.

We have deleted this phrase and the first sentence now reads: “We offer five types of Index Strategies.”

2.In the Index Strategies table, please disclose the range of maximum potential loss the investor could experience after considering the buffer in each index strategy. Include the relevant disclosure for the strategy with floors, i.e., a % of potential loss.

We have added an asterisk to each Index Strategy name which points to the following disclosure that we have added directly after the table:

Negative investment returns do not impact investment allocations to the 0% Floor option. Negative investment returns may result in a loss of up to 90% of amounts invested in 10% Buffer option Segments, and up to 85% of amounts invested in 15% Buffer option Segments.

3.Please confirm that Prudential discloses all financial intermediary variations that contain material terms of the contract, and that the company does not have material variations for different investors.

Prudential hereby confirms that there are no other versions of this contact that would be offered through other financial intermediaries or to different investors.

4.Please add in disclosure that the contract is not a short-term investment.

We have added the following bolded disclosure on the Cover Page:

The Contract is not a short-term investment and may not be appropriate if you need ready access to cash. The Contract is designed to provide benefits on a long-term basis. Consequently, you should not use the Contract as a short-term investment or savings vehicle.

5.For each Index Strategy with upside limits, please state the lowest limit on index gains that may be established under the contract.

We have added each Index Strategy’s guaranteed minimum Cap to the table on the Cover Page.

6.Please clarify any minimum limitations on index losses that will always be available under the contract, or that the insurance company does not guarantee that the contract will always offer.

The contract does not include any required minimum limitations on index losses, but it does provide that if a Buffer is used, it must offer a minimum of 5%. We have added following disclosure to the Cover Page:

We may add new Index Strategies in the future. The guaranteed minimum Buffer that may be offered for a new Index Strategy with a Buffer is 5%.

7.In the disclosure following the Index Strategies table, please clarify what “early withdrawal” means. Please state the types of transactions that could cause a loss and provide the maximum potential loss as a percentage due to a negative Interim Value adjustment.

We have replaced this disclosure with a new paragraph listing the specific transactions that would use an Interim Value and clarifying that such a transaction could result in a loss of 100%. This language is substantially similar to the disclosure we used in the July 1, 2024 S-3 for our FlexGuard annuity product:

There is a risk of substantial loss of your principal. The risk of loss may be greater in the case of a withdrawal from a Segment with a Buffer on any date other than a Segment start date or maturity date. If you take a withdrawal (including withdrawals taken to pay Contract charges and expenses, Death Benefit payments, loans, and surrenders) prior to a Segment’s maturity, we will use an Interim Value to determine the fair market value of the Segment at the time of the transaction. The Interim Value is designed to represent the fair value of the Segment on the Valuation Day, taking into account the potential gain or loss of the Index at Segment Maturity. The Interim Value reflects the change in fair value due to economic factors of the investment instruments (including derivatives) supporting the Segment. The Interim Value may result in a loss even if the Index Value at the time the Interim Value is calculated is higher than the Index

Value on the Segment start date. Because the downside protection provided by a Buffer normally does not apply to the Interim Value, it is theoretically possible that you could lose most of your investment, potentially up to 100% of your investment, in extreme scenarios such as an unprecedented complete market collapse. See Valuing Your Investment And Interim Value Of Index Strategy Segments for more information.

SUMMARY OF INDEX STRATEGIES

8.Please add disclosure here and in the ‘Risk Factors’ section stating that excluding dividends in the S&P 500® Index Price Return will reduce the index return and cause the index to underperform relative to a direct investment in securities composing the index.

We were very precise with this disclosure so that we did not recommend a direct investment in securities or suggest that would be a ‘better’ choice. While investing directly in securities could result in additional dividends, this is not guaranteed and would also mean losing valuable protections offered by the contract. We added the following disclosure language explaining the impacts of a direct investment rather than a purchase of the Contact both in this section and also in the Risk Factors section Risks Associated With the Indices:

Since the S&P 500® Index Price Return does not include dividends, a direct investment in the securities comprising the Index may result in a higher rate of return, but would not provide the Death Benefit or downside protection options offered by this Contract.

How the Index Strategies Work

9.For clarity about the index options available under the contract, please disclose adjacent to the index strategies description table that in the future, strategies could change and there may not be any strategies that offer downside protection.

We recognize the importance of highlighting this disclosure, although it seems somewhat out of context in this section and could be missed by investors. We chose to place the following disclosure prominently on the Cover page:

We may add Index Strategies that do not offer a Buffer or any downside protection. Further, we may remove Index Strategies, including all strategies that provide a Buffer or any downside protection. As a result, future Index Segments might not offer downside protection. At least one Index Strategy option will always be available.

10.In the table, please provide the minimum upside and downside rates and any guaranteed rates for each Index Strategy.

We have added guaranteed minimum buffer/floor and cap numbers to each Index Strategy.

11.Please provide numerical examples showing how the different upside and downside rates work.

The majority of the prospectus is composed of these examples, which are quite lengthy and cannot fit into a small column in a table. We have updated each Index Strategy name to be a blue hyperlink that links directly to the hypothetical numerical examples for each Index Strategy on pages 11-29.

12.Please make clear in the vicinity of the table that all Index Strategies are linked to the S&P 500® Index Price Return.

The following disclosure is already included in this section, three paragraphs before the table:

“We currently offer Index Strategies based on the S&P 500® Index Price Return, which is the S&P 500® Index excluding dividends.”

13.Please explain why the Dual Directional With Buffer strategy does not reference the term “Cap”.

This is the name we also use for the same strategy in our FlexGuard annuity product. Including the word “Cap” in this strategy name could mislead investors to believe that there is a Cap that applies to all earnings available under this Index Strategy. However, the amount of index interest that may apply is not limited by a Cap in down market scenarios. It is possible that this strategy will have a Buffer level that exceeds the Cap rate, and when this is the case, it is possible to receive an index interest amount that exceeds the Cap rate. The Cap rate only limits index interest in positive index return scenarios. For example, in a scenario with an 8% Cap, 15% Buffer, and -12% Index Return, a positive index interest amount of 12% will be applied (which exceeds the 8% Cap rate). This dynamic is unique among the current Index Strategies available on this product that feature a Cap. The current product name distinguishes it from other products, accurately describes its features, and eliminates the possibility of investor confusion that use of the word "Cap" might cause.

14.To assist a prudent investor in understanding upside limits, please disclose the highest spread that may be established under the contract for any current or future Index Strategies.

We hereby confirm that there is no contractual limit to Index Strategies’ potential spread or upside, which are unlimited, and have nothing to disclose pursuant to this comment.

15.In the paragraph directly below the Index Strategies description table, please explain the guaranteed minimum buffer and what this means in terms of investor losses.

We have replaced the disclosure in the second half of this paragraph with the following language:

The Contract currently offers Index Strategies with 10% and 15% Buffers, and different Buffers may be offered with new Index Strategy options. When we offer a new Index Strategy with a Buffer, the Buffer will never be less than 5%. Any loss beyond the Buffer level reduces the Contract Fund value allocated to the Index Strategy. This means it is possible for you to lose 95% of your investment in a Segment that is allocated to an Index Strategy with a 5% Buffer. See Types of Index Strategies for more information.

16.In the third paragraph below the Index Strategies description table, please clarify that Interim Value adjustments are designed to support the insurance company’s obligations under the contract and shift the risk from the insurer to the investor, to protect the insurer from losses on these investments when these amounts are removed prematurely from the strategies.

We have added the following disclosure to this paragraph:

The Interim Value helps protect us from bearing the costs of potential investment losses and helps ensure that we will be able to meet our obligations under the Contract.

17.In the bolded sentence that begins with “The Interim Value may result in a loss even if the Index Value calculated is higher than the Index Value on the Segment start date….”, please include the maximum percentage of loss.

As explained in RISK FACTORS, Effect of Interim Value, any loss in this scenario would be because “an early withdrawal will not allow you to participate in the Index Return for the Segment with a Buffer with your entire Index Strategy Segment Base”. This potential loss cannot be quantified prospectively and there is no maximum loss that could be reflected as a percentage. We have included the additional underlined disclosure clarifying the nature of the potential loss:

The Interim Value may result in a loss even if the Index Value at the time the Interim Value is calculated is higher than the Index Value on the Segment start date of an Index Strategy with a Buffer because the amount withdrawn will not participate in the Index Return at Segment maturity. See Effect of Interim Value and Valuing Your Investment Interim Value of Index Strategies with a Buffer for more information.

Right to Cancel

18.Please revise to state what the free look period is.

We have added the following language:

Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law).

19.Please replace the term ‘portfolio’ with the term ‘investment option’.

We have made this change.

20.Please confirm that Prudential is relying on the relevant free look no-action letters and meeting those conditions in allocating funds to the Money Market Account during the Free Look period, and explain why Prudential is not allocating funds to the Fixed Holding Account instead.

We hereby confirm that our allocation of funds to the Money Market Account during the Free Look period is done in reliance on, and complies with the conditions of, the relevant no-action letters issued by the SEC. Allocating funds to the Money Market Account gives investors the opportunity to participate in upside gain with no downside risk, since we return all premiums paid plus any money market gains when a Free Look is exercised. We believe this is a better option than allocating funds to a Fixed account, which would limit investors’ upside potential and would force other purchasers of the Contracts to subsidize, without any compensation for the risk assumed, those investors who would exercise the Free Look and receive a guaranteed Fixed Account return.

Right To Discontinue And Limit Amounts Allocated To The Index Strategies

21.Please prominently disclose on the Cover Page that Prudential reserves the right to stop offering all Index Strategies in the future, which means an investor would be limited to investing in options where the performance is not based on the performance of an index.

The contract requires us to always offer at least one Index Strategy, thus this disclosure would be inaccurate.

22.Please include disclosure that Prudential may choose not to offer exposure to any index that provides downside protection.

Please see the response to Comment 9 above.

23.Please prominently disclose on the Cover Page and Risk Factors sections that future segments could change and there might not be any segments that offer downside protection.

Please see our response to Comment 9 above.

We have added the following disclosure to the Risk Factors section:

Availability of Index Strategies with Downside Protection May Vary - We may add Index Strategies that do not offer a Buffer or any downside protection. Further, we may remove all Index Strategies that provide a Buffer or any downside protection. As a result, future Index Segments would also change and there might not be any Segments that offer downside protection. If we choose not to offer an Index Strategy with downside protection, you will have the option of allocating your funds to another Index Strategy, one or more Variable Investment Options, or the Fixed Account. If you are not satisfied with the investment options in your Contract, you may surrender it at any time. A surrender will result in a surrender charge in the first fifteen Contract years. Further, if the total of your surrender proceeds and any withdrawals exceeds the total premiums paid, any excess amount will typically be taxed as ordinary income. You may also receive an additional amount upon surrender if you purchased the Enhanced Cash Value Rider.

24.Please provide disclosure explaining the potential consequences of surrendering the contract if the investor is not happy with the limited investment options (e.g., Interim Value adjustments, surrender charges, taxes, etc.).

Please see our response to Comment 23 above.

RISK FACTORS

25.Please disclose that future Index Strategies or Segments may change, that there may not be any Index Strategies or Segments offered that contain downside protection and what that means (e.g., risk of loss of the entire investment), and what options the contract holder would have if the index options were eliminated.

Please see our response to Comment 23 above.

26.Please disclose the maximum potential loss or range of loss due to poor index performance after taking into account downside protection currently offered.

We have added the following disclosure to the section Risk of Loss – Index Strategies:

Negative investment returns do not impact investment allocations to the 0% Floor option. Negative investment returns may result in a loss of up to 90% of amounts invested in 10% Buffer option Segments, and up to 85% of amounts invested in 15% Buffer option Segments.

27.In the paragraph ‘Effect of Interim Value’, prominently disclose the maximum potential loss as a percentage due to negative Interim Value adjustment.

We have added the following disclosure to this section:

Because the downside protection provided by a Buffer normally does not apply to the Interim Value, it is theoretically possible that you could lose most of your investment, potentially up to 100% of your investment, in extreme scenarios such as an unprecedented complete market collapse.

TYPES OF INDEX STRATEGIES

28.Please confirm that all rates and assumptions used in the hypotheticals are reasonable considering current and anticipated market conditions.

We hereby confirm that these rates and assumptions are reasonable in light of current and anticipated market conditions.

Capped With Floor Index Strategy

29.Please clarify that the Floor is 0% in all instances, and clarify in plain English the meaning of the 0% Floor.

We have added the following language after the first sentence of this section:

The Floor is 0% in all scenarios, which means that you will never lose your investment due to negative Index Returns.

Enhanced Cap Rate With Spread And Buffer Index Strategy

30.Please clarify for the staff why the second hypothetical example uses a 90% Participation Rate when the first hypothetical uses a 100% Participation Rate and it does not seem to impact the hypothetical.

We have confirmed that this was a typographical error. The Participation Rate for this hypothetical has been updated to 100%.

Dual Directional With Buffer Index Strategy

31.For clarity, please revise the first sentence to indicate that index segments will be credited positive interest so long as the negative index returns are less then, or equal to, the buffer.

We have updated the first sentence as follows:

The Dual Directional with Buffer Index Strategy offers potential for Index Interest up to an Index Growth Cap (“Cap”) when Index Returns are positive, and offers potential for Index Interest even when Index Returns are negative, as long as the negative Index Return is equal to or within the Buffer.

IMPORTANT CONSIDERATIONS OF INVESTING IN THE INDEX STRATEGIES ON
CONTRACT FUNCTIONS, FEATURES, AND RIDERS

32.Please add a paragraph describing the Interim Value adjustment. Briefly explain its purpose regarding risk shifting from the insurer to investors in order to support the company’s index strategies and state the maximum potential loss as a percentage due to a negative adjustment.

We have added the following paragraph after Elements Subject to Change in the Contract Values section:

Interim Value of Index Strategies With A Buffer – The Interim Value is used to calculate amounts available for withdrawal, loan, surrender, payment of a Death Benefit claim, or payment of Contract fees and charges. It is also used to determine how much the Index Strategy Segment Base will be reduced after such a transaction, which could result in a loss that might not otherwise be realized if the full Index Strategy Segment Base remained in the Segment until Segment Maturity. Because the downside protection provided by a Buffer normally does not apply to the Interim Value, it is theoretically possible that you could lose most of your investment, potentially up to 100% of your investment, in extreme scenarios such as an unprecedented complete market collapse. The Interim Value helps protect us from bearing the costs of potential investment losses and helps ensure that we will be able to meet our obligations under the Contract.

Please feel free to contact me if you have any questions regarding these responses. I can be reached at (860) 534-6087 (office) or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	November 12, 2024

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company	Date

Via EDGAR